FMC TECHNOLOGIES INC.

1803 GEARS ROAD

HOUSTON TX 77067

PHONE 281 591 4414

FAX 281 591 4422

NON-CONFIDENTIAL VERSION

CONFIDENTIAL TREATMENT HAS BEEN REQUESTED BY FMC TECHNOLOGIES PURSUANT TO 17 CFR §200.83

THIS VERSION OMITS CONFIDENTIAL INFORMATION INCLUDED IN THE UNREDACTED VERSION OF THE LETTER & ASTERISKS DENOTE SUCH DELETIONS

Via Courier for Confidential Version & EDGAR for Non-Confidential Version

April 8, 2010

H. Roger Schwall

Assistant Director

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC, 20549-4628

Attn:	Parker Morrill, Division of Corporate Finance

RE:	FMC Technologies, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2009 (“Form 10-K”)
Filed March 1, 2010
File No. 1-16489

Dear Mr. Schwall:

On behalf of FMC Technologies, Inc. (the “Company”), set forth below are the responses of the Company to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated March 26, 2010, with respect to the Company’s Annual Report on Form 10-K for the year ended December 31, 2009.

For your convenience, each response is prefaced by the queries presented by the Staff’s corresponding comment in bold and italicized text.

1.	Please describe to us the nature and extent of your past, current, and anticipated contacts with Iran, Sudan, Syria, and Cuba, whether through subsidiaries or other direct or indirect arrangements. Your response should describe any products, components, equipment, technology, or services that you have provided into Iran, Sudan, Syria, or Cuba, directly or indirectly, and any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities controlled by those governments.

Since the formation of the Company, the Company and its US subsidiaries have no past, current, or “Listed Countries”). Our non-US subsidiaries, similar to the non-US subsidiaries of other US companies,

NON-CONFIDENTIAL VERSION

have engaged in contacts and transactions with the Listed Countries (other than Cuba) in compliance with applicable regulatory requirements. These sales to the Listed Countries are for oil field service equipment (primarily wellhead and flow metering equipment) and associated services related to the installation of that equipment. Contacts with the governments or government-controlled entities of the Listed Countries occur primarily through local sales representatives of the non-US subsidiary, but in no case involve US persons. Under the agreements with these sales representatives, the sales representatives are required to comply with applicable laws and regulations, including any US laws and regulations that might impose restrictions on sales to the Listed Countries.

The PD meter for utilization in Sudan referenced in your letter was sold by FMC Kongsberg Metering A.S., one of the Company’s wholly owned, non-US subsidiaries. This transaction was performed in compliance with the applicable laws and regulations and represented less than 1% of the Company’s consolidated revenue for each of the financial reporting periods ended December 31, 2007, December 31, 2008, and December 31, 2009.

With regard to the export licensing matter referenced in your letter, the Company made a voluntary disclosure to the Department of Commerce’s Bureau of Industry and Security related to US exports of certain butterfly valves. The export classification of these valves was changed under the applicable governmental regulations. The Company failed to note this classification change and made shipments under a prior export classification for which no license was required. Upon discovery of this misclassification, the Company promptly made a voluntary disclosure and also sought confirmation of the appropriate export classification. It is important to note that none of the shipments were to the Listed Countries. Furthermore, all shipments under the previous export classification were to established customers of the Company, and to the Company’s knowledge, were for oilfield service industry end use only. Furthermore, the Company modified its pre-existing export review processes to ensure that the Company complies with any regulatory licensing requirement changes.

Even though non-US subsidiaries may, under applicable laws and regulations, engage in transactions with the Listed Countries, as many other companies have concluded, in 2009 the Company adopted a policy directing the Company’s non-US subsidiaries to effectuate an orderly withdrawal from doing business with the Listed Countries. This policy prohibited entering into new commitments involving the Listed Countries, but did not require the non-US subsidiaries to cease performance of existing commitments provided such commitments could be performed in compliance with all applicable laws and regulations.

2.

In addition, please advise us whether, to the best of your knowledge, understanding, and belief, any of the products, components, equipment, technology, or services you have provided, directly or indirectly, into Iran, Sudan, Syria, or Cuba have weapons or other military uses, and describe such possible uses of which you are aware. Also, advise us whether, to the best of your knowledge, understanding, and belief, such products, components, equipment, technology, or services have been put to weapons or other military use by Iran, Sudan, Syria, or Cuba, and discuss any such use of which you are aware. Finally, if any items that you have provided, directly or indirectly, into Iran have weapons application, please discuss the

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NON-CONFIDENTIAL VERSION

applicability of Section 5(b) of the Iran Sanctions Act of 1996, formerly the Iran and Libya Sanctions Act of 1996, as amended by the Iran Freedom Support Act of 2006, to your contacts with Iran.

To the best of the Company’s knowledge, none of the products, components, equipment, technology, or services provided directly or indirectly to the Listed Countries has weapons or other military uses or has been put to use in such a manner. Since no items have weapons applications, Section 5(b) of the Iran Sanctions Act of 1996, formerly the Iran and Libya Sanctions Act of 1996, as amended by the Iran Freedom Support Act of 2006, is not applicable to the Company.

3.	Please discuss the materiality of any contacts with Iran, Sudan, Syria, and Cuba, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of revenues, assets, and liabilities associated with Iran, Sudan, Syria and Cuba for the last three fiscal years and any subsequent period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. In this regard, if you have provided any items into the referenced countries that have weapons or other military use, discuss the potential impact on your reputation and share value. As you may be aware, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions toward companies that have operations associated with Iran, Sudan, Syria and Cuba.

The total value of transactions with the Listed Countries represented less than 1% of the Company’s consolidated revenue for each of the years in the relevant period. As noted above, the Company is in the process of executing an orderly withdrawal from the Listed Countries and expects that there will be no material transactions under outstanding commitments after 2011. While our non-US subsidiaries currently have booked receivables, inventory and advance payments related to permitted transactions, neither the Company nor its non-US subsidiaries have investments or capital assets in any of the Listed Countries.

Please note that pursuant to Rules 418 and 12b-4, we are supplementally furnishing a schedule to the Commission (“Schedule 1”) setting forth country-specific revenue figures associated with the Listed Countries. In the Company’s view, the information related to the Listed Countries is not quantitatively or qualitatively material to an investment decision with respect to the Company, but is competitively sensitive. Therefore, the Company requests that this information be treated as containing competitively sensitive, proprietary and business information that could cause substantial competitive harm if released and therefore is exempt from disclosure under item b-4 of the Freedom of Information Act (“FOIA”), 5 U.S. C. §552(b)(4), and 17 CFR §200.83. As such, we request the Schedule 1 be returned to us upon completion of your review, and that pending its return, it be withheld from release. For your convenience, a redacted public version of this letter without Schedule 1 is attached.

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NON-CONFIDENTIAL VERSION

The Company does not regard the above-described business contacts with the Listed Countries to be quantitatively material relative to the overall business of the Company. Furthermore, the Company does not believe that its non-US subsidiaries’ de minimis level of sales into the Listed Countries, coupled with its policy decision to effectuate an orderly withdrawal from transactions with the Listed Countries, should be quantitatively or qualitatively material to a reasonable investor in making an investment decision. To the best of the Company’s knowledge, no investor or potential investor has raised any concern or issue with the Company’s transactions with Listed Countries. 1

4.	We note your disclosure that indicates that your “alliance” with Statoil provided for 16% of the total revenues of FMC for the year ended December 31, 2009. We also note subsequent disclosure to the effect that the loss of any significant customer could result in a material adverse result to your energy production business segment operations, but that Statoil is not specifically identified as a significant customer….As appropriate, supplementally confirm for us that the loss of the Statoil alliance would not result in a material adverse consequence to the energy production segment; or provide disclosure identifying the risk of loss of the Statoil alliance in light of the fact that there is no written agreement between you and Statoil and that the alliance may be terminated without legal consequences. . In addition, please disclose information about this customer concentration in your financial statements as required by FASB ASC paragraph 280-10-50-42.

In 1995, the Company executed its first formal alliance agreement with Statoil. The most recent non-exclusive alliance agreement was executed in 2007 for a five year term and is currently in effect. The current agreement also includes two options to extend the contract for two additional years each (see the Company’s press release dated Sept 18, 2007).

As discussed on page 10 of the Form 10-K, the Company identifies as a potential risk factor the loss of “several key alliances or agreements over a relatively short period of time” could have a significant adverse impact on the Company’s financial condition or results of operations. The Company believes the loss of the Statoil alliance alone would not result in a material adverse consequence to the energy production segment. Should an event occur that would result in the loss of the Statoil alliance, the Company would have the benefit from existing work under contract that would need to be completed, while seeking new business opportunities with other customers and redeploying existing assets to offset the impact of such loss.

[1]

The Company is aware that certain state laws restricting commercial dealings or investment with or by state authorities in companies with business interests in the Listed Countries have been challenged as violating the US Constitution and/or federal preemption, and therefore are void. Nonetheless, the Company does not rely on this fact for the purpose of this response. See Crosby v. National Foreign Trade Council, 530 U.S. 363 (2000); National Foreign Trade Council v. Giannoulias, 523 F.Supp 2d 731 (N.D. III., 2007).

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NON-CONFIDENTIAL VERSION

Specifically with regard to the last sentence in the inquiry above, in Note 19, “Business Segments,” of Form 10-K for the year ended December 31, 2009, the Company discloses that “we have one customer in our Energy Production Systems segment that comprises approximately 16%, 19% and 10% of our consolidated revenue for the years ended December 31, 2009, 2008 and 2007, respectively.” This disclosure is included as footnote (1) to the Segment revenue and segment operating profit table.

5.	As required by Regulation S-K, Item 303(a)(4), please place disclosure related to Off-Balance Sheet Arrangements in a separately-captioned section.

The Company disclosed Off-Balance Sheet Arrangements in the “Liquidity and Capital Resources” section under the “Contractual Obligations and Off-Balance Sheet Arrangements” caption. The Company will place the disclosure for Off-Balance Sheet Arrangements in a separately-captioned section in future filings as requested.

In connection with this response, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosures in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States

As noted above, we have requested “FOIA Confidential Treatment” for portions of this response. A redacted public version and confidential non-public version of this response are included and the FOIA confidential treatment request has been submitted under separate cover.

Should the staff have any questions with respect to the information provided in this letter, please contact me by telephone at 281-591-4585 or by email to jeffrey.carr@fmcti.com.

FMC Technologies, Inc.

BY:	/s/ JEFFREY W. CARR
Jeffrey W. Carr
Vice President, General Counsel & Secretary

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NON-CONFIDENTIAL VERSION

SCHEDULE 1

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CONFIDENTIAL TREATMENT HAS BEEN REQUESTED BY FMC TECHNOLOGIES PURSUANT TO 17 CFR §200.83

THIS VERSION OMITS CONFIDENTIAL INFORMATION INCLUDED IN THE UNREDACTED VERSION OF THE LETTER & ASTERISKS DENOTE SUCH DELETIONS

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